RUBICON MINERALS CORPORATION

Management’s Discussion & Analysis

For the Second Quarter Ended June 30, 2011

Suite 1540 – 800 West Pender Street, Vancouver, BC V6C 2V6
Tel: 604-623-3333   Toll free: 1-866-365-4706   Fax:  604-623-3355   E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION – MD&A – June 30, 2011

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) prepared as of August 9, 2011 includes financial information from, and should be read in conjunction with the condensed consolidated interim financial statements for the three and six months ended  June 30, 2011.  It is further assumed that the reader has access to the audited consolidated financial statements for the year ended December 31, 2010 and the accompanying MD&A for the year ended December 31, 2010.  Please refer to the cautionary notices at the end of this MD&A, especially in regard to forward looking statements.

Rubicon Minerals Corporation (“Rubicon” or the “Company”) reports its financial position, results of operations, changes in equity and cash flows in accordance with International Financial Reporting Standards (“IFRS”) in Canadian dollars.  These are the Company’s second IFRS financial statements. In the prior year the Company reported in accordance with Canadian generally accepted accounting principles.

Rubicon is a Canadian based company that is focused on the exploration and development of gold deposits.  The Company’s key asset is the Phoenix Gold Project located in the Red Lake gold camp, in the Province of Ontario. In addition, the Company has significant land packages in the Red Lake area outside the Phoenix Gold Project and in Alaska, USA and Nevada-Utah, USA.  The Company does not have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in all the provinces of Canada as well as with the SEC in the United States.  The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on the NYSE Amex Equities Exchange in the United States under the symbol ‘RBY’.

HIGHLIGHTS OF Q2 2011

Phoenix Gold Project Development Highlights

Rubicon holds a 100% interest in the Phoenix Gold Project which has been the main focus of the Company’s exploration and development efforts since the discovery of the F2 Gold System in early 2008.

Project development milestones achieved during the three months ended June 30, 2011 included:

•
Lateral development of 1,450 metres and vertical development of 48 metres.  The bulk of the lateral development was to establish an additional drill platform on 305 level.  Other advancement included the start of a new drift towards a new drill station on 305 level and the start of a new level at the 244 level horizon.  Work on 244 level included the excavation of and installation of a waste pass and a cross cut to connect to the second egress as well as the establishment of a new refuge chamber.  The vertical component of the development was the completion of the waste pass from the 305 level to the 244 level.

•	The hoist foundation civil work was completed and assembly of the 14’ double drum hoist commenced. Structural steel for the hoist building and headframe extension was received at site.

•	Successful commissioning of the surface substation was completed this quarter. Surface re-distribution is ongoing with target for grid power remaining the third quarter.

•	Voice and data lines are being installed to service the site. Completion is expected during the third quarter.

RUBICON MINERALS CORPORATION – MD&A – June 30, 2011

In parallel with the underground development and exploration work, progress was made in other key areas of developing the project including:

•
The Company issued a press release detailing results of a Preliminary Economic Assessment (“PEA”) for the Phoenix Gold Project.  Details of the release are set out below or they can be obtained by viewing the Company’s press release of June 29, 2011.

•
Third party studies were completed on the mine, mill, paste fill plant, tailings management facility and closure plan. These were incorporated into a PEA and the highlights were released to the public on June 29, 2011. The final report is expected to be filed on no later than August 12, 2011.

•	Ongoing studies furthering the operationalization of the Phoenix Gold Project by third parties relating to mining were continued.

Exploration Highlights

Red Lake Exploration

Phoenix Gold Project

Drilling

The Company drilled a total of 62,530 metres on the Phoenix Gold property during 2011 to the end of June on the “F2 Gold System”.  Drilling was carried out utilizing up to five underground rigs on the 305 metre level.  The objectives of the drilling in the quarter were to:

1.	Continue delineation drilling in the F2 core area to provide further data for future resource expansion (see updated resource and PEA discussed below);

2.	Test the extensions of mineralized zones in the 9X target plan; and

3.	Infill drill the 9X target plan to demonstrate continuity of the mineralized zones.

Results have continued to be successful with numerous high grade intercepts.  Details of results are available in the Company’s news releases of January 10, 2011, April 11, 2011, May 12, 2011, June 1 and June 29, 2011 and on the Company web site at www.rubiconminerals.com. Drilling is on-going and complete assays remain pending.

Significant gold mineralization has now been intersected over an interpreted strike length of 1,243 metres and to a vertical depth of 1,453 metres and remains open along strike and at depth.

Preliminary Economic Assessment Report

On June 29, 2011, the Company issued a press release to announce positive results of a PEA for its 100% owned F2 Gold System, part of its Phoenix Gold Project.  A copy of the press release is available on SEDAR.  A copy of the PEA is expected to be filed on SEDAR on or before August 15, 2011.  The PEA was prepared by AMC Mining Consultants (Canada) Ltd. ("AMC") with metallurgical sections prepared by Soutex Inc. ("Soutex") both of which are independent of the Company.  The highlights of the PEA are included below.

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RUBICON MINERALS CORPORATION – MD&A – June 30, 2011
Preliminary Economic Assessment Highlights
All amounts in US Dollars

	Base Case	Spot Price Case
	($1,100 oz gold)*	($1,500 oz gold)
Average mined gold grade	13.87 g/t	13.87 g/t
Steady state annual gold production	180,000 ounces	180,000 ounces
Life of Mine from production start	12 Years	12 Years
Planned Steady State Production Rate	1,250 tpd	1,250 tpd
IRR Pre tax	28%	48%
NPV Pre tax (5% discount rate)	$433 million	$933 million
Payback period from start of production	3.3 Years	2 Years
NPV Pre tax (0% discount rate)	$739 million	$1,482 million
Initial Capital (30% contingency)	$214 million	$214 million
Cash costs	$214/tonne	$214/tonne
Metallurgical recovery	92.5%	92.5%
Total Mined Gold to Mill**	2,006,000 ounces	2,006,000 ounces

* Three-Year trailing average gold price. Tabulated results exclude NSR royalty of 1.5%. Results based on $1Can = $1US exchange rate.
** The mine plan and financial outputs are based on a mining cut off grade of 6.0 g/t and a life of mine of 12 years, utilizing 2.0 million ounces (72% recovery) of the currently identified resources.

This PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The PEA is based on an updated mineral resource estimate containing an Indicated Mineral Resource of 1,028,000 tonnes grading 14.5 g/t gold  (477,000 ounces of gold) and an Inferred Mineral Resource of 4,230,000 tonnes grading 17.0 g/t gold (2,317,000 ounces of gold); both the PEA and the resource estimate have been prepared by AMC. The mineral resource estimates were prepared by Dinara Nussipakynova P.Geo., Cath Pitman P. Geo. and J.M (Mort) Shannon, P. Geo., consulting geologists of AMC and independent Qualified Persons as defined by NI 43-101.

The table below shows a summary of the mineral resource estimates:

Summary of AMC Mineral Resource Estimates

Classification	Tonnes	g/t Gold	oz Gold
	(millions)		(millions)
Indicated	1.028	14.5	0.477
Inferred	4.230	17.0	2.317
Notes:
1.	CIM definitions were used for mineral resources

2.	The cut-off grade applied is 5.0 g/t Au

3.	A capping value of 270g/t Au has been applied to the composites

4.	Using drilling results to February 28, 2011

5.	The figures above are "Total" resources

RUBICON MINERALS CORPORATION – MD&A – June 30, 2011

Inferred resources are too speculative to have economic considerations applied to them and there is no certainty that the inferred resources will be converted to measured and indicated resources.

If the data are not capped, the totals are 1.135 M tonnes at 17.2 g/t Au for 0.634 M oz for the Indicated category and 4.129 M tonnes at 21.2 g/t Au for 2.842 M oz for the Inferred category.

Mining Plan

The PEA considers development of the F2 Gold System as an underground mine at a steady state rate of 1,250 tonnes per day. The primary mining method is conventional cut and fill utilising paste fill to maximise the material returned underground. The mine plan and financial outputs are based on a two-year pre-production phase and a producing mine life of 12 years, utilizing 2.0 million ounces, representing 72% of the currently identified resources. It should be noted that, in determining the mining inventory, AMC decided to take a conservative mine planning approach in applying the average diluted resource grade to the bottom five mining horizons (bottom 305 metres of the resource) rather than use the modelled average grade of 33.8 g/t, thus reducing the total ounces on these levels. The Company aims to continually upgrade the available resource for mining through definition drilling. An opportunity may also exist to drive a ramp from surface to accelerate the production in the upper part of the deposit in the early years of the project, thus changing the cash flow of the potential mine.

Metallurgy and Processing

Rubicon extracted one approximately 1,200 tonne bulk sample from the top of the F2 Core Zone and a second approximately 1,000 tonne bulk sample to the west from the WLB2 zone. The purpose of these samples was to establish the metallurgical performance of the two zones. Soutex was retained to conduct the mill design and engineering and manage the laboratory work required to ensure the mill design criteria were understood. Two ten (10) tonne sub-samples were sent to G&T Laboratories for further process analysis. The remainder of the material was shipped to SMC McAlpine Mill. During milling, the material was sampled and tested at Swastika Laboratories Ltd. under the supervision of Soutex. The samples were taken at periodic intervals from the mill stream (float concentrate, gravity concentrate and tailings) and combined to provide a metallurgical balance for the total gold content of the bulk sample.

Results of processing work indicate processing will be straightforward and will be a combination of gravity followed by a conventional carbon-in-leach process. Gold recoveries are estimated to be 92.5% with potential for further optimization. Estimated gravity recoveries are 50%.

The results of the bulk sample testing to date (which does not include final refining of gold) are compared in the table below to the results of delineation drilling which intersect the respective bulk sample zones:

	WLB2	F2 Core
Delineation Drilling Weighted Average	5.8 g/t gold	9.1 g/t gold
Milled Bulk Sample Testing Results	7.1 g/t gold	8.2 g/t gold
Note: Delineation Drilling Weighted Averages utilise a cap of 270 g/t gold as utilised in the AMC resource estimates and are diluted by 17.9% (AMC used 17.9% dilution outside the nominal 2m mining width in its PEA).
Although the bulk sampling is located in part of the deposit that is lower grade than the overall resource average grade, it successfully confirms that the capped, diluted delineation drilling weighted average grade in this area is a reasonable determinant of recovered grade.

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RUBICON MINERALS CORPORATION – MD&A – June 30, 2011
Tailings Management Facility

The Tailings Management Facility ("TMF") design incorporates engineered features to manage the chemical and physical stability of the deposited tailings in accordance with current best-in-class practices. Approximately 55% of the tailings will be converted to paste fill and deposited underground to minimize the amount of tailings that will be deposited on surface and also to provide a suitable backfill for the underground mine. The remaining tailings will be thickened to greater than 75% solids prior to deposition in the TMF, which has a capacity of approximately 25 years (based on a deposition rate of 190,000 tonnes of tailings per year following the ramp-up period) with the potential for optimization and expansion.

Capital Costs

The initial capital costs (including a 30% contingency or approximately $50 million) are estimated to be $214 million. Sustaining capital and capital development for the life-of-mine average $4.3 million/year and $6.1 million/year respectively and would be derived from cash flows.

Operating Costs

The following average life-of-mine costs are projected for the operating phase of the project:

Items	Cost per processed tonne	Cost per recovered ounce
	($)	($)
Mining Cost	189	458
Processing and refining costs	22	53
G&A	2	4
Reclamation	1	2
Total*	214	519
*Numbers may not add up due to rounding.

Closure and Rehabilitation Costs

Rehabilitation measures have been designed to ensure the long-term physical and chemical stability of the site in accordance with Ontario's closure plan approval process. The rehabilitation measures will return the site to a productive land use that will not require long-term care and maintenance. The rehabilitation cost is estimated to be approximately $6 million in total.

Sensitivity Analysis

	Net Cash Flow $M (NPV (0%)$M)	NPV(5%) $M	IRR	Payback yrs - Project Start	Payback yrs - Production Start
Au = $1,100/oz	739	433	28%	5.3	3.3
Au = $1,500/oz	1,482	933	48%	4.0	2.0
Au = $900/oz	368	183	16%	7.5	5.5

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RUBICON MINERALS CORPORATION – MD&A – June 30, 2011

Resource Estimation Methodology

AMC prepared updated resource estimates which utilized the block model approach with Datamine ™ software and included the results from all drilling carried out on the project by Rubicon up to February 28, 2011. The estimates are in-situ and undiluted.

Constrained wireframes for the mineralized domains were created by AMC using a 0.1 g/t Au threshold which was locally further expanded to incorporate all significant mineralized zones. A total of 10 mineralized domains were created and utilized for the resource estimation. Sample composite length of 1.0 metre was used and grades were capped at 270 g/t Au after compositing (a 270 g/t Au cap was selected based on cumulative frequency plot analysis).

The block model parameters are as follows:

Item	Dimensions	Samples Used (Min and Max)
Parent Block Size	2 X 8 X 12 metres
Search Ellipse 1	8 X 24 X 36 metres	3 and 10
Search Ellipse 2	16 X 48 X 72 metres	1 and 10
Search Ellipse 3	24 X 72 X 108 metres*	1 and 10

*Compares to block model validation figures in previous NI 43-101 resource estimate published on March 31, 2011.

Bulk density used was 2.90 tonnes per cubic metre and the estimation method was inverse distance cubed.

The resource is constrained by the base of overburden at surface, and no allowance is made for any crown pillar. There is no lower elevation constraint to the estimate. The cut off applied to the resource is 5 g/t Au which is the same as used in previous estimates.

Permitting and Continuing Consultations

The Company has all material permits in hand required for the development and construction stage for potential production, except for the following. The Company intends to re-submit the Closure Plan as soon as practicable.  The Company expects to receive approval of the final three material permits, the Consolidated Amendment to Air Certificate of Air Approval 9500-7NGTTC, the amendment to the Permit to Take Water 2342-7LWRQU and the new Industrial Sewage Certificate of Approval before the end of Q3, 2011. The Canadian Environmental Assessment Agency has confirmed that the Project does not involve a trigger for a federal environmental assessment.

The Company is continuing its consultations with First Nations and the Métis Nation of Ontario.

Preparation of PEA

The PEA has been prepared by AMC (all sections except metallurgy) and Soutex (metallurgy). AMC is an international geology and mining engineering consultancy group with extensive experience in resource estimation, mining studies and provision of assistance to mining development projects and operating mines. Soutex is a Canadian based consulting firm specializing in mineral process evaluation. A NI 43-101 Technical Report for the PEA, including a new resource statement, will be filed on SEDAR within 45 days of the June 29, 2011 news release.

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RUBICON MINERALS CORPORATION – MD&A – June 30, 2011

Amended Inferred Mineral Resource and Geological Potential Estimate Report

On April 11, 2011, the Company filed a NI 43-101 technical report, which included amended inferred mineral resource and geological potential estimates for the F2 Gold System.  A copy of this report is available on SEDAR and a copy of the March 31, 2011 press release summarizing the technical report is available on the Company’s website.

Power and First Nations

Rubicon is continuing negotiations with Hydro One Networks for connection to the 44KV power grid. Currently, Rubicon has received and accepted Offers to Connect from Hydro One Networks for a total of 5.3MW. The powerline to the grid has been constructed and the Company is currently negotiating with the surface rights holder for an ongoing easement for the portion of the powerline that is not on Rubicon property rather than pursue its rights under the Mining Act.  Rubicon further expects that an additional 4.7MW of electrical power will be required should the Phoenix Gold Project proceed to the production phase.

With respect to community consultation, Rubicon is continuing to consult with First Nations and the Métis Nation of Ontario.

Other Red Lake projects

Rubicon holds approximately 100 square miles of additional mineral claims in the Red Lake Camp which were acquired for their high geological potential.  Due to the Company’s focus on developing the Phoenix Gold Project, exploration of these other properties has been temporarily put on hold but the Company considers these projects to be of strategic importance for future exploration. The Company plans to carry out compilation programs on one or more of its Red Lake projects in 2011 to identify targets for future exploration programs.

Red Lake North Property

The Company has optioned a 55% interest in its 48 unpatented mining claims (337 units) that comprise the Red Lake North Property located in Bateman, Black Bear, Coli Lake and McDonough Townships to Solitaire Minerals Corporation (“Solitaire”).  Solitaire is required to spend $751,000 by October 1, 2011 (as amended in 2011) in order to maintain its option in good standing, at which time if all work has been completed Solitaire will have earned a 55% interest in the property.  Solitaire is conducting ground work including line cutting, prospecting and mapping in order to identify drill targets for a planned drill program to meet its obligations (see July 19, 2011 news release at www.solitaireminerals.com).

English Royalty Division

The English Royalty Division refers to Rubicon’s active program of acquiring mineral property interests for the purpose of optioning out to other mining exploration companies.  As such, it provides the Company with an ongoing revenue stream of cash and shares and a residual royalty position, payable in the event production is realized, in all the properties acquired. It also provides a potential for the Company to retain a 100% interest in an acquired property should it elect to do so.

During the three and six months ended June 30, 2011, the Company spent $52,355 and $163,235 respectively on acquisition and maintenance costs and recovered $680,279 and $1,279,119 respectively in cash and shares.

RUBICON MINERALS CORPORATION – MD&A – June 30, 2011

Objectives for 2011

The Company plans to continue underground drill programs for the period July 1, 2011 to December 31, 2011. Drilling will be directed at the expansion of the F2 Gold System and will be used for infill and delineation drilling on one or more zones within the overall F2 Gold System. In conjunction with these programs, the Company is evaluating, and will procure where possible, permits to allow it to implement an updated Closure Plan to permit development and mining operations (subject to positive economic studies) on the Property and provision of grid power to the Phoenix Gold Project. The Company has completed a PEA for the project, which is expected to be filed by August 12, 2011, including expected capital requirements. In the medium term Rubicon will be carrying out studies and programs designed to optimize the results of the PEA study.

Qualified Persons and Quality Assurance

The 2011 exploration programs in Red Lake are supervised by and all data forming the basis for the technical disclosures in this MD&A except with regards to the third party prepared PEA report were verified by Terry Bursey, P.Geo. Regional Manager for Rubicon and the a Qualified Person under the definition of NI 43-101.  Assays were conducted by SGS Minerals Services using standard fire assay on a 50 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out at a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd.

Phoenix Project Operations including the bulk sampling program, engineering studies and ongoing development are supervised and verified by Eric Hinton, P. Eng., Project Manager for Rubicon and a Qualified Person under the definition of the NI 43-101.

Cautionary Note to U.S. Readers Regarding Estimates of Measured, Indicated and Inferred Resources

This filing uses the terms “indicated mineral resources” and “inferred resources”.  We advise U.S. investors that while these terms are recognized and required by Canadian regulations, they are not recognized by the SEC. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred” or “indicated mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases, such as with an initial PEA.  The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures.   U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred resource exists or is economically or legally mineable.

ALASKA EXPLORATION

The Company holds approximately 195,000 acres of mineral exploration claims in the Goodpaster Mining District of Alaska.  Exploration on these claims is currently on hold while the Company focuses on the Phoenix Gold Project.

As an additional measure to conserve and focus resources on Phoenix, the Company elected to return to the vendor the portion of its Alaska land holdings that were held under option.  These optioned lands required a further expenditure of US $1.1 million in the coming 18 months to acquire a 60% interest.  The retained claims were of a similar area to the returned option claims and management has the view that the retained claims have superior geological potential. Given the Company’s focus in Red Lake, it considers

RUBICON MINERALS CORPORATION – MD&A – June 30, 2011

its Alaska holdings best suited to partnership to advance the land holdings. There can be no assurance that such partnerships will be realized.

NEVADA-UTAH EXPLORATION

Rubicon holds a land package in Elko County, Northeastern Nevada (225,000 acres) extending into Box Elder County, Utah (608 acres).  Exploration on these claims and mineral interests is currently on hold while the Company focuses on the Phoenix Gold Project.

On June 23, 2011, the Company entered into an agreement with West Kirkland Mining Inc. (“West Kirkland”) whereby West Kirkland can earn a majority interest in all the mineral rights held by Rubicon in Nevada - Utah, covering approximately 351 square miles (909 square kilometers) along the Long Canyon Trend of north eastern Nevada.  West Kirkland can earn 51% of the Company’s interest in the Company’s 100% owned lands, 68% of the Company’s  interest in the Company’s 75% owned lands and 60% of the Company’s interest in the Company’s less than 75% owned lands by expending US$15 million over a four year period. West Kirkland is committed to make minimum expenditures of US$2 million in the first year. On the properties where Rubicon owns a 100% interest, West Kirkland can further increase its interest to 60% by completing a pre-feasibility study or spending an additional US$4 million on exploration and development work.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond the control of Rubicon.  Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies.  Risk factors are more fully described in our Revised Annual Information Form dated April 11, 2011, on file at www.sedar.com.

OPERATING RESULTS

 Six Months ended June 30, 2011 compared to the Six Months ended June 30, 2010

For the  six months ended June 30, 2011, the Company had a net loss of $3,168,844 ($0.01 per share) compared to a net loss of $6,633,810 ($0.03 per share) in the  six months ended June 30, 2010, a decrease of $3,464,966.  The major factor that caused a decrease in net loss was a decrease of $3.3 million in share based compensation expense in the current period.  The decrease in the share based compensation charge resulted from a decline in the Black Sholes calculated option fair value calculation for options issued during 2011.  During the six months ended June 30, 2011, the Company recorded other comprehensive loss of $343,064 compared to other comprehensive income (“OCI”) of $176,383 in the prior year comparative period.  Comprehensive loss (the total of net loss and other comprehensive loss) for the six months ended June 30, 2011 was $3,511,908 compared to comprehensive loss of $6,457,427 in the prior year comparative period, a decrease in comprehensive loss of $2,945,519.

Significant changes in line items that caused a decrease in net loss were as follows:

•	Share-based compensation was lower by $3,324,042 as options issued in 2011 had a significantly lower Black Sholes calculated fair value than those issued in the comparative period.

•
Professional fees consisting of legal, tax, accounting and audit fees increased by $523,723 during the current period as a result of the increased business activity in the Company and the resulting level of advice the Company required.

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RUBICON MINERALS CORPORATION – MD&A – June 30, 2011

•	Loss on sale of investments was lower by $434,319 due to a significant amount of sales of shares that were in a loss position in the first six months of 2010.

•
Option receipts in excess of property costs, which represent amounts received from optionees of the Company’s staked properties were higher by $404,693 mainly due to increased activity by the Company’s English Royalty Division.

•
Other comprehensive loss for the six months ending June 30, 2011 was $343,064 compared to other comprehensive income of $176,383 in the six months ended June 30, 2010. The decrease in OCI is attributable to share price decreases in the Company’s marketable securities and long- term share holdings as well as a decrease in losses realized on sale of marketable securities and other investments reclassified to net income.

Three Months ended June 30, 2011 compared to the Three Months ended June 30, 2010

For the three months ended June 30, 2011, the Company had a net loss of $1,669,859 ($0.01 per share) compared to  net loss of $3,207,840 ($0.02 per share) in the three months ended June 30, 2010, a decrease of $1,537,981.  During the quarter, the Company recorded other comprehensive loss of $893,644 compared to other comprehensive loss of $28,137 in the prior year’s comparative quarter.  Comprehensive loss (the total of net loss and other comprehensive loss) for the quarter was $2,563,503 compared to comprehensive loss of $3,235,977 in the prior year comparative quarter, a decrease in comprehensive loss of $672,474.

Significant changes in line items were as follows:

•	Stock based compensation was lower by $1,462,173 as options issued in 2011 had a significantly lower Black Sholes calculated fair value than those issued in the comparative period.

•	Loss on sale of investments was $148,750 lower due to reduced volume of marketable security disposals in the 2011 quarter.

•
Option fees received in excess of property costs which represent amounts received from optionees of the Company’s staked properties were higher by $212,601 mainly due to increased activity by the Company’s English Royalty Division.

•
Other comprehensive loss for the quarter ending June 30, 2011 was $893,644 compared to $28,137 in Q2 2010. The increase in other comprehensive loss was mainly attributable to the Company incurring unrealized losses on marketable securities and other investments in the quarter.

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RUBICON MINERALS CORPORATION – MD&A – June 30, 2011
USE OF PROCEEDS FROM FINANCINGS

Planned Use of Proceeds as Previously Disclosed	Actual Use of Proceeds to June 30, 2011
November 12, 2009 Financing
• $58 million on exploration on the Phoenix Gold Property (Phase II).	• All funds have been applied as committed.
• $5.2 million on exploration on other Red Lake properties and Red Lake administration.	• $2.9 million has been used for exploration and development on other Red Lake properties. $2.3 million remains to be spent.
• $22.8 million on working capital or other exploration.	• All funds have been applied as committed.
SUMMARY OF QUARTERLY RESULTS

(Based on Canadian GAAP through 2009 and a presentation currency of C$ for all quarters)

Quarter	2011 Second		2011 First		2010 Fourth		2010 Third		2010 Second		2010 First		2009 Fourth		2009 Third
Accounting principles:	IFRS												Canadian GAAP
	$		$		$		$		$		$		$		$
Interest and other income		77,554		115,011		135,845		135,290		104,742		87,706		63,587		45,787
Gain (loss) on sale of investments		(577)		(9,545)		59,231		18,792		(149,327)		(295,114)		(3,338)		2,382
Net loss (income)		1,669,859		1,498,985		16,959,244		1,917,667		3,207,840		3,425,971		1,249,415		(76,195)
Basic and fully diluted net loss (income) per share		.01		0.01		0.08		0.01		0.02		0.02		0.01		(0.01)

Overall, quarterly losses are tending to increase due to increased head office administration costs to support an expanding exploration and development program. In the fourth quarter of 2010, the $14 million ($21.2 million under Canadian GAAP) property write-off caused an unusually large loss.  A significant factor in the loss increase in the first quarter of 2010 was the stock based compensation recorded from incentive stock options granted during the quarter. The effect of that grant was reflected in the results of operations throughout 2010.  In the first quarter of 2009, a $2.0 million tax recovery was recorded on renunciation of flow-through share exploration expenditures.  Other factors generally causing significant variations in results between quarters are foreign exchange gains and losses on foreign denominated future income tax liabilities and gain or loss on sale of investments.  These other factors do not have identifiable trends.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources –Six months ended June 30, 2011

The Company had working capital of $24.7 million at June 30, 2011 compared to $59.6 million at December 31, 2010.  Working capital decreased in the current year primarily due to the Company expending approximately $28.7 million during the period on mineral property expenses and capital equipment, primarily to further exploration at its Phoenix Gold Project.  Subsequent to the period end, the Company received $70 million pursuant to a private placement by Agnico-Eagle Mines Ltd. (“Agnico-Eagle”) described in more detail below.

Operating Cash Flows –Six months ended June 30, 2011

Net cash used in operating activities  of $2.5 million, was higher than net cash used in operating activities in the  six months ended June 30, 2010 of $1.3 million reflecting the increased administration activity that occurred within the Company during the current period.

Investing Activities –Six months ended June 30, 2011

The Company had a cash inflow of $11.7 million from investing activities which included $41.3 million of funds transferred from temporary investments (T-Bills of greater than 90 day terms) and $28.7 million in cash expended on mineral property acquisition and exploration costs, primarily related to ongoing exploration at the Company’s Phoenix Gold Project.

Financing Cash Flows –Six months ended June 30, 2011

Financing inflows of $0.2 million reflected the exercise of employee options during the year.

Agnico-Eagle Mines Limited Private Placement – July 28, 2011

Subsequent to the end of the quarter the Company closed a non-brokered private placement with Agnico-Eagle Mines Limited under which Agnico-Eagle made a strategic investment of $70 million in common shares of the Company.  This resulted in the issuance of a total of 21,671,827 common shares at $3.23 per common share. Agnico-Eagle owned approximately 9.2% of the issued and outstanding shares of the Company after closing. The terms of the private placement provide Agnico-Eagle with rights to participate in certain subsequent issuances by the Company to maintain their interest.  The proceeds of this placement will be used for additional drilling, studies, testing and other development work in connection with the F2 Gold System at the Phoenix Gold Project. The parties have also agreed to negotiate a technical services agreement that will provide Rubicon access to Agnico-Eagle’s geological and engineering mining team.

OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements other than those as disclosed under commitments in note 13 of the consolidated financial statements of the Company and below and the provision for closure and reclamation (asset retirement obligations) described below.

PROVISION FOR CLOSURE AND RECLAMATION (formerly Asset Retirement Obligations)

The Company has an obligation to close and rehabilitate its exploration sites upon abandonment.  At the Phoenix Gold Project, a survey was completed in 2009, to estimate the current cost to rehabilitate the site, if it were abandoned at that time.  The total cost was estimated to be $493,000 and this amount was deposited with the Ontario Ministry of Northern Development, Mines and Forestry.  No significant changes were made to the Phoenix site since that date.  Based on a reasonable estimate of the date of rehabilitation, the Company has calculated the current value of those expected expenditures to be $432,946 and recorded that amount as an asset retirement obligation on its balance sheet as of June 30, 2011.

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RUBICON MINERALS CORPORATION – MD&A – June 30, 2011

COMMITMENTS

At June 30, 2011, the Company has the following lease, rental and contractual commitments:

	Due within One Year		Due One to Three Years		Total
	$		$		$
Lease and rental commitments		161,681		162,114		323,795
Contractual commitments		770,338		-		770,338
Total		932,019		162,114		1,094,133

The Company is required to make certain cash payments including advance royalties and incur exploration costs to maintain its mineral properties in good standing.  These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

TRANSACTIONS WITH RELATED PARTIES

Legal services

David R. Reid is a director of the Company and a partner at a law firm the Company has engaged to provide legal services.  For the three and six months ended June 30, 2011, the Company incurred legal fees to the law firm, aggregating to $92,549 and $707,549 respectively (2010 - $88,029 and $187,618).  As at June 30, 2011, the law firm is owed $752,378 (December 31, 2010 - $nil), which was paid in full subsequent to period end. All these transactions were recorded at their fair value amounts and incurred in the normal course of business.

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are described in detail in Note 2 of the consolidated financial statements for the six months ended June 30, 2011.  The Company considers the following policies to be most critical in understanding its financial results:

Use of judgments and estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant areas requiring the use of estimates and assumptions relate to the review of asset carrying values and determination of impairment charges of assets and available-for-sale investments, valuation of share-based payments, recoverability of deferred income tax assets, and provision for closure and reclamation among others.  Actual results could differ from those estimates.

RUBICON MINERALS CORPORATION – MD&A – June 30, 2011

Carrying value of exploration and evaluation assets

Once a license to explore an area has been secured, expenditures on exploration and evaluation activities are capitalized to exploration and evaluation assets and classified as a non-current asset.

Exploration expenditures relate to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment.  Where a potential impairment is indicated, assessments are performed for each area of interest.  To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations.

Once an economically viable reserve has been determined for an area and the decision to proceed with development has been approved, exploration and evaluation assets attributable to that area are first tested for impairment and then reclassified to property, plant and equipment.

Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a project does not prove viable, all irrecoverable costs associated with the project net of any impairment provisions are written off.

Share-based payments

The Company’s Stock Option Plan allows employees and consultants to acquire shares of the Company. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The fair value of the share-based payment is measured using the Black-Scholes option pricing model. The fair value of the share based payment is recognized as an expense or exploration and evaluation asset with a corresponding increase in share-based payment reserve. Consideration received on the exercise of stock options is recorded as share capital and the related reserve amount is transferred to share capital.

Deferred Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Deferred income tax assets also result from unused loss carry forwards, resource related pools and other deductions.  A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

RUBICON MINERALS CORPORATION – MD&A – June 30, 2011
CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

New Accounting Pronouncements

The Company has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for accounting periods beginning on or after January 1, 2012.

IFRS 9, Financial Instruments, Classification and Measurement, is effective for the Company’s annual reporting period beginning January 1, 2013.  The Company anticipates that the adoption of this standard will have no material impact except for additional disclosures.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

Effective January 1, 2011, Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS.  Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010.  The three months ended March 31, 2011 was the Company’s first reporting period under IFRS.  An explanation of how the transition from previous GAAP to IFRS affected the Company’s financial position, financial performance and cash flows was presented in Note 16 to the Company’s interim consolidated financial statements for the first quarter ended March 31, 2011. The transition impact was also discussed in the Company’s March 31, 2011 and December 31, 2010 MD&A both of which are filed on SEDAR at www.sedar.com. The effects of conversion to IFRS on the 2010 June 30 financial statements is discussed in Note 17 to the Company’s interim consolidated financial statement for the three and  six months ended June 30, 2011.

The International Accounting Standards Board continues to amend and add to current IFRS standards and interpretations with several projects underway. Accordingly, the accounting policies adopted by the Company for the Company’s first IFRS annual consolidated financial statements for the year ending December 31, 2011 may differ from the significant accounting policies used in the preparation of the Company’s unaudited interim consolidated financial statements as at and for the three and six months ended June 30, 2011.  However, as of the date of this document, the Company does not expect any of the IFRS standard developments to have a significant impact on its 2011 year end consolidated financial statements.

OUTSTANDING SHARE DATA

As at August 9, 2011, the Company had the following common shares and stock options outstanding:

Common shares	236,113,598
Stock options1	10,915,696
Fully diluted share capital	247,029,294

1.	Each option entitles the holder to acquire one common share of the Company

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore,  even those  systems  determined  to be effective  can provide  only  reasonable   assurance  with  respect  to  financial  statement preparation and presentation.

There have been no changes in the  Company's  internal  control over  financial reporting  during  the three months ended June 30,  2011,  that have  materially affected,  or are reasonably likely to materially  affect, its internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information on the Company, including our Annual Information Form and other public filings, are available on SEDAR at www.sedar.com.  Other information can be viewed at the Company’s website at www.rubiconminerals.com.

FORWARD-LOOKING STATEMENTS

This MD&A and the documents incorporated by reference herein contain “forward-looking information” within the meaning of securities legislation, including the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian provincial securities legislation, and are collectively referred to herein as “forward-looking statements”.  These forward-looking statements are made as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents.  Other than as required by applicable securities laws, the Company does not intend, and does not assume any obligation, to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgement based on facts and assumptions that management considers reasonable, including that the demand for gold and base metal deposits develops as anticipated, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, and that there are no material unanticipated variations in the cost of energies or supplies.  The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements, in this document, include, but are not limited to, statements regarding costs and timing of the development of new deposits, success of exploration and development activities, permitting timelines, potential mine lives, expected reclamation costs, currency fluctuations, future gold prices, requirements for additional capital, and all assumptions of future results forming the basis of the conclusions of the PEA.  Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “plan”, “targeting”, “expect” or “does not expect”, “is expected”, “estimate”, “intend”, “anticipate” or “does not anticipate”, or “believe”, and statements that an event or result “will”, “may”, “could”, “would”, “might” or “should” occur or be achieved and other similar expressions.

Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Factors that could cause the actual results to differ include risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, uncertainties concerning reserve and resource estimates, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions. These statements are based on a number of assumptions, including assumptions regarding general market conditions, timing and receipt of regulatory approvals, the ability of the Company and other relevant parties to satisfy regulatory requirements, the availability of financing for proposed transactions and programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner.  Additional factors are discussed in the section titled “Risks & Uncertainties” above.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements, there may be other factors which cause actual results to differ.  Accordingly, readers should not place undue reliance on forward-looking statements.

Although management of the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Accordingly, readers should not place undue reliance on forward-looking statements.

The description of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix Gold Project.  Similarly, although geological features of the F2 Zone are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2 Zone has, or that it will, generate similar reserves or resources.  Significant additional drilling is required at F2 to fully understand system size.

APPROVAL

The Audit Committee has approved the disclosure contained in this MD&A, on behalf of the Board of Directors.